FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August, 2013
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant;s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform
Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on
Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”,
“should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:

o the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);

o the impact on the business of the global economic downturn;

o unanticipated production disruptions (including as a result of planned or unexpected power outages);

o changes in environmental, tax and other laws and regulations;

o adverse changes in the markets for the Group’s products;

o the emergence of new technologies and changes in consumer trends increase preferences for digital media;

o consequences of the Group’s leverage, including as a result of adverse changes in credit markets that affect the Group’s ability to raise capital when needed;

o adverse changes in the political situation and economy in the countries in which the Group operates or the effect of governmental efforts to address present or future economic or social problems;

o the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives
   (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructurings or strategic initiatives (including dissolving wood pulp conversion projects), and achieving expected savings and synergies; and

o currency fluctuations.

These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on
Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

results
period ended
June 2013
Third Quarter
for
the

3rd quarter results
Sappi works closely with customers,
both direct and indirect, in over
100 countries to provide them with
relevant and sustainable paper,
paper-pulp and dissolving wood pulp
products and related services and
innovations.

Our market-leading range of paper
products includes: coated fine
papers used by printers, publishers
and corporate end-users in the
production of books, brochures,
magazines, catalogues, direct mail
and many other print applications;
casting release papers used by
suppliers to the fashion, textiles,
automobile and household industries;
and in our Southern African region,
newsprint, uncoated graphic and
business papers, premium-quality
packaging papers, paper-grade pulp
and dissolving wood pulp.

Our dissolving wood pulp products
are used worldwide by converters
to create viscose fibre, acetate tow,
pharmaceutical products as well as
a wide range of consumer products.

The pulp needed for our products
is either produced within Sappi or
bought from accredited suppliers.
Across the group, Sappi is close to
‘pulp neutral’, meaning that we sell
almost as much pulp as we buy.
Sales by source*
North America
Europe
Southern Africa
54%
23%
23%
Sales by product*
Coated paper
Uncoated paper
Speciality paper
Commodity paper
Dissolving wood pulp
Paper pulp
Other
65%
1%
3%
10%
8%
6%
7%
Sales by destination*
North America
Europe
Southern Africa
Asia and other
46%
18%
12%
24%
Net operating assets**
Sappi Fine Paper North America
Sappi Fine Paper Europe
Sappi Southern Africa
41%
23%
36%
Cover picture – Shutterstock
The bulk of our dissolving wood pulp production is used to make viscose staple fibre, a biodegradable, natural, organic product with breathability and moisture absorbency properties.
As the global population grows, particularly in Asia where most of our dissolving wood pulp production is currently exported, so too, will demand for comfortable clothing. We are a market leader in the VSF segment and are ideally positioned to take advantage of increased demand.
* for the period ended June 2013
** as at June 2013

sappi 3rd quarter results
·
Successful start-up of both dissolving wood pulp projects
·
Operating profit excluding special items US$8 million
(Q3 2012 US$60 million)
·
Loss for the period US$42 million (Q3 2012 US$106 million loss)
·
Loss per share 8 US cents (Q3 2012 loss of 20 US cents)
·
Net finance costs of US$42 million (Q3 2012 US$141 million)
·
Net debt US$2,297 million (Q3 2012 US$2,213 million)
Financial summary for the quarter
Quarter ended
Nine months ended
Jun 2013     Jun 2012    Mar 2013     Jun 2013    Jun 2012
Key figures: (US$ million)
Sales
1,417
1,544
1,503
4,395
4,762
Operating (loss) profit
(11)
34
78
137
261
Special items – losses (gains)
(1)
19
26
(38)
(16)
24
Operating profit excluding
special items
(2)
8
60
40
121
285
EBITDA excluding special items
(2)
91
150
128
381
561
(Loss) profit for the period
(42)
(106)
7
(18)
(3)
Basic (loss) earnings per share
(US cents)
(8)
(20)
1
(3)
(1)
Net debt
(3)
2,297
2,213
2,152
2,297
2,213
Key ratios: (%)
Operating (loss) profit to sales
(0.8)
2.2
5.2
3.1
5.5
Operating profit excluding
special items to sales
0.6
3.9
2.7
2.8
6.0
Operating profit excluding special
items to capital employed (ROCE)
0.9
6.4
4.4
4.5
10.3
EBITDA excluding special items
to sales
6.4
9.7
8.5
8.7
11.8
Return on average equity (ROE)
(4)
(12.1)
(26.5)
1.9
(1.7)
(0.3)
Net debt to total capitalisation
(4)
63.2
58.7
59.9
63.2
58.7
Net asset value per share
(US cents)
257
299
277
257
299
(1)  Refer to page 15 for details on special items.
(2)  Refer to page 15, note 8 to the group results for the reconciliation of EBITDA excluding special items and operating profit excluding special items to segment operating (loss) profit, and loss for the period.
(3)  Refer to page 17, supplemental information for the reconciliation of net debt to interest-bearing borrowings.
(4)  Refer to page 16, supplemental information for the definition of the term.

Commentary on the quarter
Market conditions, particularly in our European paper business, deteriorated further during the quarter.
This, coupled with our conversion projects and planned annual maintenance shuts, impacted group operating profit excluding special items for the period which consequently declined to US$8 million.
The third financial quarter is seasonally our weakest with typically lower demand in Europe and North
America and with planned annual maintenance shuts at most of our major pulp mills. In this transitional year, the quarter was also impacted by the extended shuts at both the Cloquet and Ngodwana mills as they completed the capital projects to convert existing paper pulp lines to produce dissolving wood pulp.
The third quarter results were also impacted by special items including a charge of US$11 million related to a plantation price fair value adjustment and a charge of US$4 million due to plantation fire damage in
South Africa.
Net finance costs for the quarter of US$42 million were in line with those of the prior quarter. The comparative Q3 2012 net finance costs of US$141 million included the once-off charges of US$89 million related to the bond refinancing during that quarter.
Both the dissolving wood pulp projects at the Ngodwana and Cloquet pulp mills have now started production. The Cloquet mill produced the first bales of dissolving wood pulp in early June, and the ramp-up has progressed according to schedule with production and quality targets having been met.
The Ngodwana mill started up in late July, a few weeks later than scheduled, and we expect this mill to ramp-up to full production over the coming months.
Cash flow and debt
Net cash utilised in the quarter was US$157 million, compared to net cash utilisation of US$56 million in the equivalent quarter last year. This increase in cash utilisation was mainly as a result of capital expenditure of US$174 million which related primarily to strategic investments in expanding our dissolving wood pulp capacity and lower profits from operations. We expect that capital expenditure for the full year will not exceed US$600 million.
The expected marginal increase in net debt to US$2,297 million compared to both the equivalent quarter last year (US$2,213 million) and the prior quarter (US$2,152 million), was largely as a result of the capital expenditure incurred during the quarter.
At quarter-end, liquidity remained strong with cash on hand of US$236 million and US$561 million available from the undrawn committed revolving credit facilities in Europe and South Africa and we have sufficient liquidity to complete the spending on the various capital projects. During the quarter, the
€330 million international securitisation programme was renewed and the facility maturity date extended to 2016.

sappi 3rd quarter results
Operating Review for the Quarter
Europe
Quarter
ended
Jun 2013
€ million
Quarter
ended
Mar 2013
€ million
Quarter
ended
Dec 2012
€ million
Quarter
ended
Sept 2012
€ million
Quarter
ended
Jun 2012
€ million
Sales
574
624 616 659
620
Operating (loss) profit
excluding special items
(13)
(1) 16 35
8
Operating (loss) profit
excluding special items to
sales (%)
(2.3)
(0.2) 2.6 5.3
1.3
EBITDA excluding special
items
24
34 54 73
47
EBITDA excluding special
items to sales (%)
4.2
5.4 8.8 11.1
7.6
RONOA pa (%)
(3.8)
(0.3) 4.6 9.8
2.2
This seasonally slow quarter saw a significant decline in demand for our major paper grades, with total
European industry deliveries of coated woodfree and coated mechanical paper down 8% year-on-year for the quarter. Our total sales volumes were 6% below that of the equivalent quarter last year despite good growth in specialities volumes.
Average prices realised were slightly higher than in the previous quarter, as a result of marginal price increases for coated woodfree paper, but remain on average below those of the equivalent quarter in the prior year. We continue to focus on tightly managing our costs, both fixed and variable costs per ton were lower than those of the equivalent quarter last year, although hardwood pulp prices continue to put pressure on margins.
The coated woodfree paper machine conversion project at the Alfeld mill, which will increase our speciality paper production, remains on track for start-up during the first financial quarter of 2014.

North America
Quarter
ended
Jun 2013
US$ million
Quarter
ended
Mar 2013
US$ million
Quarter
ended
Dec 2012
US$ million
Quarter
ended
Sept 2012
US$ million
Quarter
ended
Jun 2012
US$ million
Sales
324
341 346 377
360
Operating profit excluding
special items
2
21 18 42
18
Operating profit excluding
special items to sales (%)
0.6
6.2 5.2 11.1
5.0
EBITDA excluding special
items
20
42 37 63
38
EBITDA excluding special
items to sales (%)
6.2
12.3 10.7 16.7
10.6
RONOA pa (%)
0.8
8.9 7.9 18.2
7.7
The North American business successfully completed the conversion of the Cloquet pulp mill to produce dissolving wood pulp during the quarter and started production of dissolving wood pulp at the beginning of June. The start-up has proceeded according to plan with the first deliveries of dissolving wood pulp leaving the mill during the quarter with good quality levels being achieved. Operating profit for the current quarter was negatively impacted by an estimated US$12 million due to 22 days of incremental downtime taken for the Cloquet pulp mill conversion project and related ramp-up of operations.
Pulp sales volumes were heavily impacted by downtime related to the conversion and the building of stock to service the dissolving wood pulp business in the quarter. Dissolving wood pulp sales will increase over the next quarter as the business continues the ramp-up to full capacity.
Coated paper sales volumes were essentially flat year-on-year; however the average net sales price per ton was 4% lower than in the prior year due to a competitive local market and increased import pressure.
Prices appeared to have stabilised during the quarter and we expect to realise some price increases on economy sheets and web products over the coming months.
The release business continues to perform well and sales volumes were up 11% compared to last year driven by improved demand and the success of our key new patterns.

sappi 3rd quarter results
Sappi Southern Africa
Quarter
ended
Jun 2013
ZAR million
Quarter
ended
Mar 2013
ZAR million
Quarter
ended
Dec 2012
ZAR million
Quarter
ended
Sept 2012
ZAR million
Quarter
ended
Jun 2012
ZAR million
Sales
3,255
3,020 2,870 3,152
3,159
Operating profit excluding
special items
183
180 270 276
255
Operating profit excluding
special items to sales (%)
5.6
6.0 9.4 8.8
8.1
EBITDA excluding special
items
355
359 452 473
426
EBITDA excluding special
items to sales (%)
10.9
11.9 15.7 15.0
13.5
RONOA pa (%)
4.6
4.8 7.8 8.2
7.6
The Southern African Specialised Cellulose business' had another good quarter, generating ZAR463 million in EBITDA excluding special items at an EBITDA excluding special items margin of 30%. Sales volumes for the quarter were 183,000 tons, similar to the prior quarter and 8% lower than the equivalent quarter last year due to the timing of shipments. During the quarter, the planned annual maintenance shut of one of the pulp lines at Saiccor took place.
The estimated adverse operating profit impact of the conversion to produce dissolving wood pulp at the  Ngodwana mill and the extended pulp mill downtime was approximately US$9 million during the quarter.
NBSK dollar pulp prices to which our dissolving pulp prices are linked, were higher than both the equivalent quarter last year as well as the prior quarter, with the weaker Rand/Dollar exchange rate also contributing to higher price levels. However, the dissolving pulp spot market remains competitive, with new dissolving wood pulp capacity and an oversupplied viscose staple fibre market increasing the pressure on sales prices.
The domestic paper packaging and office paper markets were weak during the quarter; although, towards the end of the quarter and to date, there have been encouraging indications in the containerboard segment of a possible improvement in volumes.
Variable costs, particularly purchased timber and pulp, remain a challenge, with the imported components especially problematic due to the weaker Rand exchange rate. Fixed costs were flat compared to the prior quarter and the equivalent quarter last year and we are pleased that we were able to reach an agreement with labour on wage increases for the forthcoming year.

Outlook
The past quarter saw a further deterioration in European paper industry conditions, exacerbating an already weak market, and demand is expected to remain subdued. Input costs, particularly pulp, remain high and we do not expect to see any price increases in our major paper grades in the coming quarter. Plans are being finalised that will result in significant capacity closure, lower costs and improved operating margins in Europe. We envisage these actions will occur over a three-year period and that any cash costs will be self-funded. The benefits of these actions will begin to flow in the 2014 financial year.
The South African paper business expects to see growth in containerboard volumes, although demand continues to be weak in other grades. Cost pressures and weak demand have resulted in further actions to improve the profitability being implemented.
The North American paper business is positioned to perform well in an increasingly competitive market and we expect to realise some price increases on economy sheets and web products over the coming months.
Our expanded global Specialised Cellulose business is focussed on selling the increasing dissolving wood pulp volumes, as the mills continue on their start-up curves, and cementing our position as the leading producer in this market. Dissolving wood pulp prices are under pressure in this competitive market and could have an impact on margins going forward.
Debt remains within the levels previously indicated despite the weaker operating performance.
We expect debt levels to peak during the fourth quarter, as the final outlays for the dissolving wood pulp projects occur, and to end the quarter slightly lower than that reported for the third quarter.
Our medium-term leverage target remains between 1.5 and 2 times net debt to EBITDA.
We expect our European business to make an operating loss in the fourth financial quarter which will result in the group making a small net loss for the financial year. Our full year results may be impacted by the aforementioned strategic initiatives and, any asset impairments and restructuring costs that may arise.
On behalf of the board
R J Boëttger S R Binnie
Director                                                    Director
02 August 2013

sappi 3rd quarter results
Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives.
The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”,
“will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:
•
the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);
•
the impact on our business of the global economic downturn;
•     unanticipated production disruptions (including as a result of planned or unexpected power outages);
•
changes in environmental, tax and other laws and regulations;
•
adverse changes in the markets for our products;
•     the emergence of new technologies and changes in consumer trends including increased preferences for digital media;
•
consequences of our leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed;
•
adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems;
•     the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructuring or strategic initiatives (including our announced dissolving wood pulp conversion projects), and achieving expected savings and synergies; and
•     currency fluctuations.
We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.
Forward-looking statements

Condensed group income statement
Note
Quarter
ended
Jun 2013
US$ million
Quarter
ended
Jun 2012
US$ million
Nine
months
ended
Jun 2013
US$ million
Nine
months
ended
Jun 2012
US$ million
Sales
1,417
1,544
4,395
4,762
Cost of sales
1,327
1,404
3,900
4,189
Gross profit
90
140
495
573
Selling, general and administrative
expenses
95
103
290
315
Other operating expenses (income)
8
3
73
(3)
Share of profit from associates and
joint ventures
(2)
–
(5)
–
Operating (loss) profit
2
(11)
34
137
261
Net finance costs
42
141
124
246
Net interest expense
42
140
124
249
Net foreign exchange loss (gain)
1
1
1
(1)
Net fair value gain on financial
instruments
(1)
–
(1)
(2)
(Loss) profit before taxation
(53)
(107)
13
15
Taxation
(11)
(1)
31
18
Current
(9)
7
(6)
12
Deferred
(2)
(8)
37
6
Loss for the period
(42)
(106)
(18)
(3)
Basic loss per share (US cents)
(8)
(20)
(3)
(1)
Weighted average number of
shares in issue (millions)
521.5
520.8
521.3
520.7
Diluted loss per share (US cents)
(8)
(20)
(3)
(1)
Weighted average number of
shares on fully diluted basis
(millions)
521.5
520.8
521.3
520.7
Condensed group statement of comprehensive income
Quarter
ended
Jun 2013
US$ million
Quarter
ended
Jun 2012
US$ million
Nine
months
ended
Jun 2013
US$ million
Nine
months
ended
Jun 2012
US$ million
Loss for the period
(42)
(106)
(18)
(3)
Other comprehensive (loss) income,
net of tax
(64)
18
(176)
71
Exchange differences on translation
of foreign operations
(76)
(70)
(184)
(10)
Actuarial gains on post-employment
benefit funds
20
–
20
–
Movements in hedging reserves
1
(14)
(4)
(23)
Deferred tax effect of above items
(9)
1
(8)
3
Recognition of previously unrecognised
deferred tax asset
–
101
–
101
Total comprehensive (loss) income
for the period
(106)
(88)
(194)
68

sappi 3rd quarter results
Condensed group balance sheet
Jun 2013
US$ million
Reviewed
Sept 2012
US$ million
ASSETS
Non-current assets
3,839
3,990
Property, plant and equipment
3,110
3,157
Plantations
481
555
Deferred taxation
120
154
Other non-current assets
128
124
Current assets
1,746
2,178
Inventories
754
726
Trade and other receivables
756
807
Cash and cash equivalents
236
645
Assets held for sale
87
–
Total assets
5,672
6,168
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,340
1,525
Non-current liabilities
3,332
3,328
Interest-bearing borrowings
2,434
2,358
Deferred taxation
285
319
Other non-current liabilities
613
651
Current liabilities
995
1,315
Interest-bearing borrowings
98
261
Bank overdraft
1
5
Other current liabilities
883
1,023
Taxation payable
13
26
Liabilities associated with assets held for sale
5
–
Total equity and liabilities
5,672
6,168
Number of shares in issue at balance sheet date (millions)
521.5
520.8

Condensed group statement of cash flows
Quarter
ended
Jun 2013
US$ million
Quarter
ended
Jun 2012
US$ million
Nine
months
ended
Jun 2013
US$ million
Nine
months
ended
Jun 2012
US$ million
Loss for the period
(42)
(106)
(18)
(3)
Adjustment for:
Depreciation, fellings and amortisation
100
108
310
333
Taxation
(11)
(1)
31
18
Net finance costs
42
141
124
246
Defined post-employment benefits paid
(22)
(16)
(54)
(39)
Plantation fair value adjustments
(10)
(1)
(151)
(40)
Asset (impairment reversals) impairments
(1)
(3)
46
(3)
Net restructuring provisions
2
–
16
1
Other non-cash items
3
15
22
33
Cash generated from operations
61
137
326
546
Movement in working capital
8
(27)
(128)
(217)
Net finance costs paid
(57)
(56)
(144)
(157)
Taxation paid
(2)
(2)
(15)
(12)
Cash generated from operating
activities
10
52
39
160
Cash utilised in investing activities
(167)
(108)
(397)
(236)
Capital expenditure
(174)
(112)
(449)
(246)
Proceeds on disposal of
non-current assets
7
4
50
11
Other movements
–
–
2
(1)
Net cash utilised
(157)
(56)
(358)
(76)
Cash effects of financing activities
(7)
32
(42)
(142)
Net movement in cash and
cash equivalents
(164)
(24)
(400)
(218)
Condensed group statement of changes in equity
Nine
months
ended
Jun 2013
US$ million
Nine
months
ended
Jun 2012
US$ million
Balance – beginning of period
1,525
1,478
Total comprehensive (loss) income for the period
(194)
68
Transfers from the share purchase trust
3
2
Transfers of vested share options
(3)
(2)
Share-based payment reserve
9
11
Balance – end of period
1,340
1,557

sappi 3rd quarter results
Notes to the condensed group results
1.    Basis of preparation
The condensed consolidated interim financial statements are prepared in accordance with
International Accounting Standard 34 Interim Financial Reporting (IAS 34), the SAICA Financial
Reporting Guides as issued by the Accounting Practices Committee and the requirements of the
Companies Act of South Africa. The accounting policies applied in the preparation of these interim financial statements are consistent with those applied in the previous annual financial statements.
The preparation of this condensed consolidated interim financial information was supervised by the
Chief Financial Officer, S R Binnie CA(SA).
The results are unaudited.
Quarter
ended
Jun 2013
US$ million
Quarter
ended
Jun 2012
US$ million
Nine
months
ended
Jun 2013
US$ million
Nine
months
ended
Jun 2012
US$ million
2.
Operating (loss) profit
Included in operating (loss) profit are the
following non-cash items:
Depreciation and amortisation
83
90
260
276
Fair value adjustment on plantations
(included in cost of sales)
Changes in volume
Fellings
17
18
50
57
Growth
(21)
(21)
(58)
(64)
(4)
(3)
(8)
(7)
Plantation price fair value adjustment
11
20
(93)
24
7
17
(101)
17
Included in other operating expenses
(income) are the following:
Asset (impairment reversals)
impairments
(1)
(3)
46
(3)
Loss (profit) on disposal of property,
plant and equipment
–
2
(1)
(7)
Net restructuring provisions
2
–
16
1
Black Economic Empowerment charge
1
1
3
3

Quarter
ended
Jun 2013
US$ million
Quarter
ended
Jun 2012
US$ million
Nine
months
ended
Jun 2013
US$ million
Nine
months
ended
Jun 2012
US$ million
3.
Headline (loss) earnings per share
Headline (loss) earnings per share
(US cents)
(8)
(20)
2
(2)
Weighted average number of shares
in issue (millions)
521.5
520.8
521.3
520.7
Diluted headline (loss) earnings per share
(US cents)
(8)
(20)
2
(2)
Weighted average number of shares on
fully diluted basis (millions)
521.5
520.8
523.5
520.7
Calculation of headline (loss) earnings
Loss for the period
(42)
(106)
(18)
(3)
Asset (impairment reversals) impairments
(1)
(3)
46
(3)
Loss (profit) on disposal of property,
plant and equipment
–
2
(1)
(7)
Tax effect of above items
1
1
(15)
1
Headline (loss) earnings
(42)
(106)
12
(12)
Jun 2013
US$ million
Reviewed
Sept 2012
US$ million
4.
Capital commitments
Contracted
121
267
Approved but not contracted
169
244
290
511
5.
Contingent liabilities
Guarantees and suretyships
24
31
Other contingent liabilities
15
10
39
41
6.   Material balance sheet movements
Since the 2012 financial year-end, the period end ZAR rate has weakened by approximately 19% to the US Dollar, the group’s presentation currency, resulting in a similar decrease on translation of the group’s ZAR functional currency assets and liabilities to US Dollar.
Property, plant and equipment
As a result of continuing difficult market conditions, Sappi Southern Africa (‘SSA’) impaired plant and equipment at its Tugela and Stanger mills to the value of US$51 million (ZAR462 million). In addition, there was a recovery in Sappi Fine Paper Europe of US$9 million (€7 million) through the sale of certain assets that had previously been impaired as well as further asset impairments of US$4 million
(€3 million).
Deferred taxation assets
Deferred tax assets of US$24 million (€18 million) were reversed within the Sappi Fine Paper Europe region as they were no longer deemed recoverable.

sappi 3rd quarter results
Plantations
Due to the Ngodwana mill dissolving wood pulp conversion project and the closure of the Kraft
Continuous Digester at Tugela mill, a certain portion of SSA’s softwood plantations that were previously utilised in the paper pulp production will now be sold to the local saw log markets.
Consequently, SSA’s plantations were revalued resulting in a once-off favourable price fair value adjustment of US$96 million (ZAR863 million).
Inventories, trade and other receivables and other current liabilities
The group increased its inventory levels in anticipation of the dissolving wood pulp conversion projects. The decrease in trade and other payables is due to seasonality together with a decline in operating volumes and the decrease in trade and other receivables is primarily due to the receipt of
US$42 million on the sale of the previously equity accounted 34% shareholding in Jiangxi Chenming
Paper Company.
Cash and cash equivalents and interest-bearing borrowings
Cash and cash equivalents decreased largely due to the capital expenditure outflows of
US$449 million which relates mostly to the dissolving wood pulp conversion projects. In addition, the remaining stub of the group’s senior secured notes due 2014 of US$41 million (€31 million), the US$111 million (ZAR1.0 billion) public bond maturing in June 2013 as well as the group’s private placement bonds in South Africa amounting to US$42 million (ZAR382 million) were repaid. These outflows were partially offset by the placement of a public bond offering of US$166 million
(ZAR1.5 billion) and a seven-year bullet loan from GroCapital of US$44 million (ZAR400 million).
7.   Assets held for sale
During the quarter, Sappi entered into an agreement to sell its shares in Usutu Forest Products
Company Limited (‘Usutu’) as well as the shareholder loan claim against Usutu, to Montigny
Investments Limited subject to the fulfilment of certain conditions precedent. The disposal group, consisting mainly of plantations, has been reclassified as held for sale.
8.   Segment information
Quarter
ended
Jun 2013
Metric tons
(000’s)
Quarter
ended
Jun 2012
Metric tons
(000’s)
Nine
months
ended
Jun 2013
Metric tons
(000’s)
Nine
months
ended
Jun 2012
Metric tons
(000’s)
Sales volume
Sappi Fine Paper North America
297
351
963
1,031
Sappi Fine Paper Europe
796
843
2,527
2,611
Sappi Southern Africa – Pulp and paper
405
435
1,172
1,253
Forestry
309
294
888
830
Total
1,807
1,923
5,550
5,725

Quarter
ended
Jun 2013
US$ million
Quarter
ended
Jun 2012
US$ million
Nine
months
ended
Jun 2013
US$ million
Nine
months
ended
Jun 2012
US$ million
Sales
Sappi Fine Paper North America
324
360
1,011
1,061
Sappi Fine Paper Europe
749
795
2,372
2,524
Sappi Southern Africa – Pulp and paper
324
367
953
1,114
Forestry
20
22
59
63
Total
1,417
1,544
4,395
4,762
Operating profit (loss) excluding
special items
Sappi Fine Paper North America
2
18
41
52
Sappi Fine Paper Europe
(16)
10
3
88
Sappi Southern Africa
19
31
70
145
Unallocated and eliminations
(1)
3
1
7
–
Total
8
60
121
285
Special items – loss (gain)
Sappi Fine Paper North America
(1)
5
(4)
5
Sappi Fine Paper Europe
3
6
7
(3)
Sappi Southern Africa
14
15
(30)
22
Unallocated and eliminations
(1)
3
–
11
–
Total
19
26
(16)
24
Segment operating (loss) profit
Sappi Fine Paper North America
3
13
45
47
Sappi Fine Paper Europe
(19)
4
(4)
91
Sappi Southern Africa
5
16
100
123
Unallocated and eliminations
(1)
–
1
(4)
–
Total
(11)
34
137
261
EBITDA excluding special items
Sappi Fine Paper North America
20
38
99
110
Sappi Fine Paper Europe
31
60
146
237
Sappi Southern Africa
37
52
129
214
Unallocated and eliminations
(1)
3
–
7
–
Total
91
150
381
561
Segment assets
Sappi Fine Paper North America
1,027
926
1,027
926
Sappi Fine Paper Europe
1,793
1,852
1,793
1,852
Sappi Southern Africa
1,607
1,653
1,607
1,653
Unallocated and eliminations
(1)
(12)
66
(12)
66
Total
4,415
4,497
4,415
4,497
(1) Includes the group’s treasury operations and the self-insurance captive.

sappi 3rd quarter results
Reconciliation of EBITDA excluding special items and operating profit excluding special items to segment operating (loss) profit and loss for the period
Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure.
Quarter
ended
Jun 2013
US$ million
Quarter
ended
Jun 2012
US$ million
Nine
months
ended
Jun 2013
US$ million
Nine
months
ended
Jun 2012
US$ million
EBITDA excluding special items
91
150
381
561
Depreciation and amortisation
(83)
(90)
(260)
(276)
Operating profit excluding special
items
8
60
121
285
Special items – (losses) gains
(19)
(26)
16
(24)
Plantation price fair value adjustment
(11)
(20)
93
(24)
Net restructuring provisions
(2)
–
(16)
(1)
(Loss) profit on disposal of property,
plant and equipment
–
(2)
1
7
Asset impairment reversals
(impairments)
1
3
(46)
3
Black Economic Empowerment
charge
(1)
(1)
(3)
(3)
Fire, flood, storm and related events
(6)
(6)
(13)
(6)
Segment operating (loss) profit
(11)
34
137
261
Net finance costs
(42)
(141)
(124)
(246)
(Loss) profit before taxation
(53)
(107)
13
15
Taxation
11
1
(31)
(18)
Loss for the period
(42)
(106)
(18)
(3)
Reconciliation of segment assets
to total assets
Segment assets
4,415
4,497
4,415
4,497
Deferred taxation
120
144
120
144
Cash and cash equivalents
236
403
236
403
Other current liabilities
883
950
883
950
Taxation payable
13
19
13
19
Liabilities associated with assets held
for sale
5
–
5
–
Total assets
5,672
6,013
5,672
6,013

Supplemental information (this information has not been audited or reviewed)
General definitions
Average – averages are calculated as the sum of the opening and closing balances for the relevant period divided by two
Black Economic Empowerment – as envisaged in the Black Economic Empowerment (BEE) legislation in South Africa
Black Economic Empowerment charge – represents the IFRS 2 non-cash charge associated with the
BEE transaction implemented in fiscal 2010
Fellings – the amount charged against the income statement representing the standing value of the plantations harvested
NBSK – Northern Bleached Softwood Kraft pulp. One of the main varieties of market pulp, produced from coniferous trees (ie spruce, pine) in Scandinavia, Canada and northern USA. The price of NBSK is a benchmark widely used in the pulp and paper industry for comparative purposes
SG&A – selling, general and administrative expenses
Non-GAAP measures
The group believes that it is useful to report certain non-GAAP measures for the following reasons:
– these measures are used by the group for internal performance analysis;
– the presentation by the group’s reported business segments of these measures facilitates comparability with other companies in our industry, although the group’s measures may not be comparable with similarly titled profit measurements reported by other companies;
– it is useful in connection with discussion with the investment analyst community and debt rating agencies
These non-GAAP measures should not be considered in isolation or construed as a substitute for GAAP measures in accordance with IFRS
Capital employed – shareholders’ equity plus net debt
EBITDA excluding special items – earnings before interest (net finance costs), taxation, depreciation, amortisation and special items
Headline earnings – as defined in circular 3/2012 issued by the South African Institute of Chartered
Accountants, separates from earnings all separately identifiable re-measurements. It is not necessarily a measure of sustainable earnings. It is a Listings Requirement of the JSE Limited to disclose headline earnings per share
Net assets – total assets less total liabilities
Net asset value per share – net assets divided by the number of shares in issue at balance sheet date
Net debt – current and non-current interest-bearing borrowings, and bank overdraft (net of cash, cash equivalents and short-term deposits)
Net debt to total capitalisation – net debt divided by capital employed
Net operating assets – total assets (excluding deferred taxation and cash) less current liabilities
(excluding interest-bearing borrowings and overdraft). Net operating assets equate to segment assets
ROCE – annualised return on average capital employed. Operating profit excluding special items divided by average capital employed
ROE – annualised return on average equity. Profit for the period divided by average shareholders’ equity
RONOA – return on average net operating assets. Operating profit excluding special items divided by average segment assets
Special items – special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash
The above financial measures are presented to assist our shareholders and the investment community in interpreting our financial results. These financial measures are regularly used and compared between companies in our industry.

sappi 3rd quarter results
Supplemental information (this information has not been audited or reviewed)
Summary rand convenience translation
Quarter
ended
Jun 2013
Quarter
ended
Jun 2012
Nine
months
ended
Jun 2013
Nine
months
ended
Jun 2012
Key figures: (ZAR million)
Sales
13,427
12,542
39,715
38,041
Operating (loss) profit
(104)
276
1,238
2,085
Special items – losses (gains)
(1)
180
211
(145)
192
Operating profit excluding special items
(1)
76
487
1,093
2,277
EBITDA excluding special items
(1)
862
1,218
3,443
4,482
Loss for the period
(398)
(861)
(163)
(24)
Basic loss per share (SA cents)
(76)
(162)
(31)
(8)
Net debt
(1)
22,694
18,069
22,694
18,069
Key ratios: (%)
Operating (loss) profit to sales
(0.8)
2.2
3.1
5.5
Operating profit excluding special items
to sales
0.6
3.9
2.8
6.0
Operating profit excluding special items to
capital employed (ROCE)
(1)
0.9
6.5
4.5
10.2
EBITDA excluding special items to sales
6.4
9.7
8.7
11.8
Return on average equity (ROE)
(12.0)
(27.2)
(1.7)
(0.3)
Net debt to total capitalisation
(1)
63.2
58.7
63.2
58.7
(1) Refer to page 16, supplemental information for the definition of the term.
The above financial results have been translated into Rands from US Dollars as follows:
– assets and liabilities at rates of exchange ruling at period end; and
– income, expenditure and cash flow items at average exchange rates.
Reconciliation of net debt to interest-bearing borrowings
Jun 2013
US$ million
Sept 2012
US$ million
Interest-bearing borrowings
2,533
2,624
Non-current interest-bearing borrowings
2,434
2,358
Current interest-bearing borrowings
98
261
Bank overdraft
1
5
Cash and cash equivalents
(236)
(645)
Net debt
2,297
1,979
Exchange rates
Jun
2013
Mar
2013
Dec
2012
Sept
2012
Jun
2012
Exchange rates:
Period end rate: US$1 = ZAR
9.8800
9.2363 8.4851 8.3096 8.1650
Average rate for the Quarter: US$1 = ZAR
9.4756
8.9349 8.6975 8.2567 8.1229
Average rate for the YTD: US$1 = ZAR
9.0364
8.8173 8.6975 8.0531 7.9885
Period end rate: €1 = US$
1.3010
1.2821 1.3217 1.2859 1.2660
Average rate for the Quarter: €1 = US$
1.3060
1.3206 1.2970 1.2514 1.2838
Average rate for the YTD: €1 = US$
1.3078
1.3088 1.2970 1.2988 1.3145

Sappi ordinary shares (JSE:SAP)
US Dollar share price conversion
ZAR
0
5
10
15
20
25
30
35
40
30
Jun
09
31
Mar
10
30
Sep
09
31
Dec
09
30
Jun
10
31
Dec
10
30
Sep
10
31
Mar
11
31
Mar
12
31
Dec
11
30
Jun
12
30
Sep
12
19
Jul
13
30
Jun
11
30
Sep
11
31
Dec
12
31
Mar
13
30
Jun
13
0
1
2
3
4
5
6
USD
30
Jun
09
31
Mar
10
30
Sep
09
31
Dec
09
30
Jun
10
31
Dec
10
30
Sep
10
31
Mar
11
31
Mar
12
31
Dec
11
30
Jun
12
30
Sep
12
19
Jul
13
30
Jun
11
30
Sep
11
31
Dec
12
31
Mar
13

Jun
13

Sappi has a primary listing on the JSE Limited and a secondary listing on the New York Stock Exchange
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
NYSE Code: SPP
ISIN: ZAE000006284
South Africa:
United States:
Computershare Investor
ADR Depositary:
Services (Proprietary) Limited The Bank of New York Mellon
70 Marshall Street Investor Relations
Johannesburg 2001 PO Box 11258
PO Box 61051 Church Street Station
Marshalltown 2107 New York, NY 10286-1258
Tel +27 (0)11 370 5000 Tel +1 610 382 7836
www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 02, 2013
SAPPI LIMITED,
By:           /s/ S.R. Binnie
Name:   S.R. Binnie
Title:       Chief Financial Officer